EXHIBIT 22.1
SUBSIDIARIES OF REGISTRANT

	State of	Under Which
Name of	Incorporation	Subsidiary
Subsidiary	or Organization	does Business

Argos Asset Management, LLC	Delaware	Argos Asset Management, LLC

The Carnrite Group, LLC	Texas	The Carnrite Group

Pearl Investment Company	Colorado	Pearl Investment Company

Epic Integrated Solutions, LLC	Texas	Epic Integrated Solutions